Exhibit 99.1

Contact: Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Provides Diagnostics Business, Transformation And Corporate Update

-                       Continued execution of transformation strategy drives commercial, manufacturing and pipeline progress

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-                       PrePsia™ patent portfolio expands to nine granted U.S. and European patents

-                       Company issues update on Nasdaq listing

DUBLIN, Ireland (August 28, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology Company focused on human diagnostics and diabetes management solutions, today provided an update on key developments across its diagnostics business, highlighting continued commercial progress, operational transformation and diagnostic pipeline advancement.

Strengthening Commercial Leadership in Europe

Trinity Biotech is pleased to announce that Jordi Romero has joined the Company as Head of Commercial Operations – Europe. Mr. Romero brings extensive experience in diagnostic sales, marketing and commercial leadership, including significant expertise within the haemoglobin diagnostics market. He joins Trinity at an important stage in the Company's transformation as it seeks to accelerate profitable growth across its diagnostics franchise in Europe and other international markets.

Mr. Romero's appointment forms part of Trinity's broader strategy to strengthen its commercial organisation, deepen customer engagement and enhance execution across key international markets.

Continued Rollout of Upgraded HbA1c Column Technology

The Company also announced continued progress in the commercial rollout of its next-generation high-capacity HbA1c column system for the FDA-cleared Premier Hb9210™ analyser. Trinity has now successfully completed rollout of the upgraded column system in three of its largest international markets and is receiving positive customer feedback regarding performance and overall user experience.

Designed for Trinity Biotech’s Premier Hb9210™ analyser, the Company’s dedicated laboratory HbA1c solution, the upgraded column system delivers up to four times the testing capacity compared to the existing column system and minimizes instrument downtime through improved stability and reduced calibration requirements. These operational gains create a more efficient workflow for clinical laboratories and support broader adoption of the platform.

The Company expects continued deployment across additional markets over the coming quarters.

Operational Transformation Driving Margin and Working Capital Benefits

Trinity continues to execute its comprehensive operational transformation programme, including the transition of significant portions of the manufacturing process for its World Health Organization-approved rapid HIV test portfolio to an outsourced manufacturing structure.

The Company has successfully completed manufacture of the previously announced approximately 9 million TrinScreen HIV tests under this new operating model and has now also commenced manufacture of Uni-Gold™ HIV utilising its outsourced manufacturing structure.

The Company remains focused on scaling Uni-Gold™ HIV production and has currently a strong order book for the product.

Once fully scaled, the Company expects the outsourced manufacturing model to deliver meaningful improvements in gross margin performance, manufacturing efficiency and working capital utilisation.

As previously indicated, the transition and scale-up process may result in quarter-to-quarter variability in Uni-Gold™ HIV revenues during the ramp-up period as manufacturing output continues to increase and supply chain inventories are optimised.

Continued Advancement of the Diagnostics Pipeline

Trinity also continues to advance its pipeline of innovative diagnostic products.

Most recently, the Company received a European patent covering the use of blood pressure-related metrics in its PrePsia™ early preeclampsia prediction platform. This brings the total number of PrePsia™ related granted patents across Europe and the United States to nine and further strengthens the intellectual property protection around the Company’s maternal health programme.

PrePsia™ is being developed as an early screening test designed to identify pregnancies at increased risk of preterm preeclampsia, one of the leading causes of maternal and foetal morbidity worldwide. The Company believes the continued expansion of the intellectual property portfolio supporting PrePsia™, and its underpinning technologies, strengthens the foundation for future commercialisation opportunities in women's health diagnostics.

The Company intends to launch the PrePsia™ test through its existing New York State Department of Health approved reference laboratory.

Transformation Continues to Gain Momentum

The Company believes these achievements demonstrate continued execution against its strategy to transform Trinity Biotech into a more efficient, commercially focused and innovation-driven diagnostics business.

Key areas of progress include:

•         Strengthening commercial leadership and market execution.

•         Enhancing the competitiveness of the Premier Hb9210 platform.

•         Improving manufacturing efficiency through strategic outsourcing initiatives.

•         Expanding intellectual property protection around high-value diagnostic pipeline assets.

•         Positioning the business for sustainable margin expansion and profitable growth.

Nasdaq Notice

As previously reported in a Current Report on Form 6-K filed February  20, 2026, on February  19, 2026, the Company received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the market value of publicly held shares ("MVPHS") remained below the minimum $15 million for continued inclusion on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(b)(3)(c) (the “MVPHS Requirement”). The Company was provided an extension of 180 calendar days, or until August 18, 2026, (the “Compliance Period”) to regain compliance with the MVPHS Requirement.

On August 28, 2026, the Company received a staff determination letter (the “Determination Letter”) from the Staff notifying the Company that it had not regained compliance with the MVPHS Requirement by August 18, 2026. Accordingly, and as described in the Determination Letter, unless the Company timely requests a hearing before a Hearings Panel (the “Panel”), the Company’s securities would be subject to suspension/delisting. Accordingly, the Company intends to timely request a hearing before the Panel.

The Company has a number of initiatives and strategic transactions at advanced stages, which, if completed, would be expected to increase the Company’s MVPHS above the $15 million minimum.   The Company intends to continue to progress these transactions and as such management remains confident that the actions currently underway will enable the Company to reach a MVPHS of over $15 million.

The hearing request will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. In that regard, pursuant to the Nasdaq Listing Rules, the Panel has the authority to grant an extension not to exceed February 24, 2027.

Notwithstanding the foregoing, there can be no assurance that the Panel will grant the Company an additional extension period or that the Company will ultimately regain compliance with all applicable requirements for continued listing on The Nasdaq Global Select Market.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to successfully develop and commercialize data center cooling & thermal management solutions for AI and high-performance computing, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties, and risks related to the condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech plc (NASDAQ: TRIB) is a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. The Company develops, acquires, manufactures, and markets diagnostic systems for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry through the acquisition of biosensor assets from Waveform Technologies Inc. Through its Trinovium subsidiary, Trinity Biotech is extending its fluid manufacturing and analytical capabilities into advanced liquid cooling solutions for AI data center infrastructure. Trinity Biotech sells directly in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please visit www.trinitybiotech.com.